06004877

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AB 3/17/06

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-37483

SEC MAIL PROCESSING SECTION RECEIVED FEB 28 2006 WASHINGTON, DC 153

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: BAC FLORIDA INVESTMENTS CORP.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2333 PONCE DE LEON BOULEVARD
(No. and Street)

CORAL GABLES, (City) FLORIDA (State) 33134 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

JOSE LUIS LEON (305) 523-6520
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

CROWE CHIZEK AND COMPANY LLC
(Name – *if individual, state last, first, middle name*)

6750 NORTH ANDREWS AVENUE, SUITE 200, FT. LAUDERDALE, FL 33309-2180
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED APR 27 2006 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, MARCELLO CORREA, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of BAC FLORIDA INVESMENTS CORP., as of DECEMBER 31, 20 05, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

------X------

Signature

PRESIDENT

Title

LUCY REYES MY COMMISSION EXPIRES October 22, 2006 #DD 154597 Bonded thru Notary Public Underwriters NOTARY PUBLIC STATE OF FLORIDA

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BAC FLORIDA INVESTMENTS CORP.
Coral Gables, Florida

FINANCIAL STATEMENTS
December 31, 2005 and 2004

BAC FLORIDA INVESTMENTS, CORP.
Coral Gables, Florida

FINANCIAL STATEMENTS
December 31, 2005 and 2004

CONTENTS

REPORT OF INDEPENDENT AUDITORS 1

FINANCIAL STATEMENTS

STATEMENTS OF FINANCIAL CONDITION 2

STATEMENTS OF OPERATIONS 3

STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY 4

STATEMENTS OF CASH FLOWS 5

NOTES TO FINANCIAL STATEMENTS 6

SUPPLEMENTARY INFORMATION

SCHEDULE OF THE COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1 11

SCHEDULE OF THE COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS PURSUANT TO RULE 15c3-3 12

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5 13

Crowe Chizek and Company LLC
Member Horwath International

REPORT OF INDEPENDENT AUDITORS

Board of Directors
BAC Florida Investments Corp.
Coral Gables, Florida

We have audited the accompanying statement of financial condition of BAC Florida Investments Corp. as of December 31, 2005 and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of BAC Florida Investments Corp. as of December 31, 2004, were audited by other auditors whose report dated February 24, 2005 expressed an unqualified opinion on those financial statements.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the 2005 financial statements referred to above present fairly, in all material respects, the financial position of BAC Florida Investments Corp. as of December 31, 2005 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic 2005 financial statements taken as a whole. The supplementary information on pages 11 and 12 is presented for purposes of additional analysis and is not a required part of the basic 2005 financial statements, but is supplementary information required by Rule 17a-5 under the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic 2005 financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic 2005 financial statements taken as a whole.

Crowe Chizek and Company LLC

Fort Lauderdale, Florida
February 21, 2006

BAC FLORIDA INVESTMENTS CORP.
STATEMENTS OF FINANCIAL CONDITION
December 31, 2005 and 2004

	2005	2004
ASSETS		
Cash and due from banks	$ 2,775,000	$ 2,810,573
Deposits with clearing organization	328,105	297,448
Fixed assets, net	76,795	97,270
Prepaid expenses and other assets	23,945	38,637
	$ 3,203,845	$ 3,243,928
LIABILITIES AND STOCKHOLDER'S EQUITY		
Liabilities		
Accounts payable	$ 26,456	$ 89,543
Accrued commissions	69,283	88,770
Accrued expenses and other liabilities	62,257	42,179
	157,996	220,492
Stockholder's equity		
Common Stock, $1 par value, 100,000 shares authorized, issued and outstanding	$ 100,000	$ 100,000
Additional paid in capital	1,965,026	1,965,026
Retained earnings	980,823	958,410
	3,045,849	3,023,436
	$ 3,203,845	$ 3,243,928

See accompanying notes to financial statements.

BAC FLORIDA INVESTMENTS CORP.
STATEMENTS OF OPERATIONS
Years ended December 31, 2005 and 2004

	2005	2004
Revenue:		
Commissions	$ 1,825,805	$ 2,185,582
Trading losses, net	--	(21,099)
Interest income	69,322	60,405
	1,895,127	2,224,888
Expenses:		
Compensation and benefits	1,133,653	1,384,517
Floor brokerage, exchange, and clearance fees	363,640	416,497
Communications and data processing	63,552	79,808
Occupancy	103,917	130,812
Other	191,237	240,265
	1,855,999	2,251,899
Income (loss) before income taxes	39,128	(27,011)
Income tax expense (benefit)	16,715	(7,546)
Net income (loss)	$ 22,413	$ (19,465)

See accompanying notes to financial statements.

BAC FLORIDA INVESTMENTS CORP.
STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY
Years ended December 31, 2005 and 2004

	Common Stock	Additional Paid-In Capital	Retained Earnings	Total
Balance, January 1, 2004	$ 100,000	$ 1,965,026	$ 977,875	$ 3,042,901
Net loss	--	--	(19,465)	(19,465)
Balance, December 31, 2004	100,000	1,965,026	958,410	3,023,436
Net income	--	--	22,413	22,413
Balance, December 31, 2005	$ 100,000	$ 1,965,026	$ 980,823	$ 3,045,849

See accompanying notes to financial statements.

BAC FLORIDA INVESTMENTS CORP.
STATEMENTS OF CASH FLOWS
Years ended December 31, 2005 and 2004

	2005	2004
Cash flows from operating activities		
Net income (loss)	$ 22,413	$ (19,465)
Adjustments to reconcile net income (loss) to net cash used in operating activities		
Depreciation	12,310	23,189
Trading losses, net	--	21,099
Changes in assets and liabilities		
Deposits with clearing organization	(30,657)	284,007
Marketable securities owned	--	471,642
Prepaid expenses and other assets	14,692	(27,028)
Accounts payable	(63,087)	(59,393)
Accrued commissions	(19,487)	(13,398)
Accrued expenses and other liabilities	20,078	(205,243)
Net cash (used) provided by operating activities	(43,738)	475,410
Cash flows from investing activities		
Sale (purchase) of fixed assets	8,165	(31,418)
Net cash from investing activities	8,165	(31,418)
Net change in cash	(35,573)	443,992
Cash and due from banks at beginning of year	2,810,573	2,366,581
Cash and due from banks at end of year	$ 2,775,000	$ 2,810,573
Supplemental disclosures:		
Income taxes paid to parent company	$ --	$ 124,990

See accompanying notes to financial statements.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business: BAC Florida Investments Corp. (the Company) is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers (NASD). The Company is owned 98.5% by the Parent Company BAC Florida Bank. The Company offers securities transaction services to its customers. The Company clears its securities transactions on a fully-disclosed basis through Pershing LLC, a subsidiary of The Bank of New York (Pershing).

The Parent Company consented to the issuance of an order to cease and desist (Order) by the Federal Deposit Insurance Corporation (FDIC), which became effective April 24, 2004. Such Order included its subsidiaries. The order required the Company to address compliance with rules and regulations in the Bank Secrecy Act (BSA) area among other requirements. On December 22, 2005, the Order was lifted for the Parent Company and its subsidiaries.

Use of Estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Statement of Cash Flows: The Company considers cash on hand and amounts due from depository institutions having an initial maturity of three months or less as cash and cash equivalents for purposes of the statement of cash flows.

Revenue Recognition: Securities transactions and related commission revenue and expense are recorded on a settlement date basis, generally the third business day following the trade date. The effect on the financial statements of using the settlement date basis rather than the trade date basis is not material.

Financial Instruments with Off-Balance-Sheet Risk: In the normal course of its business and under standard contract terms included in the correspondent agreement with its clearing broker, the Company has agreed to indemnify the clearing broker from damages or losses resulting from customer transactions. The Company is, therefore, exposed to off-balance-sheet risk of loss in the event that customers are unable to fulfill contractual obligations under margin accounts. Although such margin accounts had a balance of $1,661,144 at December 31, 2005, the maximum potential amount of future payments that the Company could be required to make under this indemnification cannot be estimated. Since its inception, the Company has never been required to make a payment under this indemnification. In addition, the Company believes that it is unlikely it will have to make material payments under this indemnity. Accordingly, the Company has not recorded any contingent liability in its financial statements for this indemnity.

(Continued)

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Office Furnishings, Equipment, and Leasehold Improvements: Office furnishings, equipment, and leasehold improvements are stated at cost, less accumulated depreciation that is computed using the straight-line method. Office furnishings and equipment are depreciated over their useful lives, which range from three to five years. Leasehold improvements are depreciated over the lesser of their useful lives or the remaining lease term, which range from six to seven years.

Fair Value of Financial Instruments: The carrying amount of the Company's financial instruments (such as cash, deposits with clearing organization, receivables and payables, and accrued expenses), except for marketable securities, approximate their fair value because of the short maturity of the instruments. Marketable securities owned during 2004 were carried at fair value.

Concentrations of Credit Risk: As of December 31, 2005 and 2004, the Company had concentrations of credit risk with depository institutions in the form of bank accounts, time deposits and clearing deposits. Management believes there is no significant risk of loss on these financial instruments. Amounts due from depository institutions year end 2005 and 2004 were $3,103,105 and $3,108,021.

Loss Contingencies: Loss contingencies, including claims and legal actions arising in the ordinary course of business, are recorded as liabilities when the likelihood of loss is probable and an amount or range of loss can be reasonably estimated. Management does not believe there now are such matters that will have a material effect on the financial statements.

Income Taxes: The Company is included in the consolidated federal and state income tax return of BAC Florida Bank (Parent Company) and its subsidiaries. The consolidated group of entities of the Parent Company follows a policy of allocating the U.S. consolidated tax liability among the participants generally in proportion to their contribution to the consolidated U.S. taxable income.

Income tax expense (benefit) is the total of the current year income tax due or refundable and the change in deferred tax assets and liabilities. Deferred tax assets and liabilities are the expected future tax amounts for the temporary differences between carrying amounts and tax bases of assets and liabilities, computed using enacted tax rates. A valuation allowance, if needed, reduces deferred tax assets to the amount expected to be realized.

Reclassifications: Some items in the prior year financial statements were reclassified to conform to the current presentation.

(Continued)

NOTE 2 - FULLY-DISCLOSED CLEARING AGREEMENT

In 1998, the Company entered into a fully-disclosed clearing agreement with Pershing whereby customer accounts are cleared and carried by Pershing. The agreement calls for the Company to maintain a deposit balance in an account maintained by Pershing. At December 31, 2005 and 2004, the Company had $150,000 of cash on deposit to satisfy this requirement. Either party may terminate the agreement without cause upon the receipt of 90 days written notice.

NOTE 3 - INCOME TAXES

Income tax expense (benefit) was as follows.

	2005	2004
Current	$ 36,199	$ (3,686)
Deferred	(19,484)	(3,860)
	$ 16,715	$ (7,546)

The difference between the expected income tax expense (computed by applying the U.S. Federal corporate income tax rate of 34% to earnings before income taxes) for the years ended December 31, 2005 and 2004 and the reported income tax expense was as follows:

	2005	2004
Federal income taxes at statutory tax rates	$ 13,347	$ (9,184)
State income taxes, net of related federal benefit	1,701	
Other, net	1,667	2,366
	$ 16,715	$ (7,546)

At December 31, 2005 and 2004, the Company had a net deferred tax liability of $603 and $20,087, respectively. The tax effects of temporary differences between financial statement carrying amounts and tax basis of assets and liabilities that give rise to significant portions of the deferred tax liabilities at December 31, 2005 and 2004 are presented below:

	2005	2004
Deferred tax liability:		
Fixed asset, due to differences in depreciation	$ 603	$ 603
Marketable securities owned, due to		
Discount accretion of securities	--	19,484
	$ 603	$ 20,087

NOTE 4 - RELATED PARTIES

In the ordinary course of business, the Company enters into transactions with its Parent and affiliates. Balances relating to such transactions were as follows:

	2005	2004
Assets:		
Cash	$ 2,581,984	$ 92,001
Other Assets	4,176	4,757
	$ 2,586,160	$ 96,758
Liabilities:		
Accounts payable and accrued expenses	$ --	$ 10,207
Income taxes payable	36,199	--
	$ 36,199	$ 10,207
Revenues:		
Interest income	$ 44,823	$ --
Other	60	--
	$ 44,883	$ --
Operating Expenses:		
Communication and data processing	$ 34,620	$ 35,580
Occupancy	60,615	84,419
Other	18,000	18,000
	$ 113,235	$ 137,999

The Company subleases office space from its Parent Company. The Parent Company allocates its rental costs to the Company based on square footage. The lease expires in May of 2012. Future minimum lease payments were as follows:

2006	$ 73,997
2007	76,267
2008	78,539
2009	80,811
2010	82,628
Thereafter	120,872
	$ 513,114

NOTE 5 - CASH RESERVE COMPUTATION

The Company is exempt from the provisions of Rule 15c3-3, "Customer Protection: Reserves and Custody of Securities" under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(ii) of the Rule.

NOTE 6 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2005 and 2004, the Company's net capital as defined by Rule 15c3-1 totaled $2,945,425 and $2,846,111, which was $2,845,425 and $2,746,111 in excess of its minimum net capital requirement of $100,000. The Company's net capital ratio was .04 to 1 at December 31, 2005 and .07 to 1 at December 31, 2004.

SUPPLEMENTARY INFORMATION

BAC FLORIDA INVESTMENTS CORP.
SCHEDULE OF THE COMPUTATION OF NET CAPITAL
PURSUANT TO RULE 15c3-1
December 31, 2005 and 2004

	2005	2004
Total stockholder's equity	$ 3,045,849	$ 3,023,436
Deductions and/or charges		
Net office furniture and equipment and prepaid	(96,564)	(122,954)
Other nonallowable assets	--	--
	(96,564)	(122,954)
Net capital before haircuts on securities	2,949,285	2,900,482
Haircuts on securities	(3,860)	(54,371)
Net capital	$ 2,945,425	$ 2,846,111
Aggregate indebtedness		
Items included in statement of financial condition		
Accounts payable and accrued expenses	$ 95,739	$ 200,405
Income Taxes Payable to Parent Company	16,715	--
Total aggregate indebtedness	$ 112,454	$ 200,405
Aggregate indebtedness to net capital	.04 to 1	.07 to 1
Computation of basic net capital requirement		
Minimum Net Capital Required - 6.67% of total aggregate Indebtedness	$ 7,501	$ $13,367
Minimum net capital required	100,000	$100,000
Net capital	2,945,425	2,846,111
Excess net capital	$ 2,845,425	$ 2,746,111
Net Capital per computation contained in Company's corresponding unaudited Form X-17a-5, Part IIA filing	$ 2,945,425	$ 2,840,150
Adjustment for income taxes	--	5,961
	$ 2,945,425	$ 2,846,111

BAC Florida Investments Corp. (the "Company") is not required to compute the Reserve Requirements or include Information Relating to the Possession or Control Requirements pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934 (the "Rule"), in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (K)(2)(ii) of the Rule.

INDEPENDENT AUDITORS' REPORT ON
INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

Board of Directors and Stockholder
BAC Florida Investments Corp.
Miami, Florida

In planning and performing our audit of the financial statements of BAC Florida Investments Corp. for the year ended December 31, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons
2. Recordation of differences required by Rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including procedures for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Crowe Chizek and Company LLC

Fort Lauderdale, Florida
February 21, 2006